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FAX                                  STROBL & SHARP, P.C.
                                     300 East Long Lake Road, Suite 200
                                     Bloomfield Hills MI 48304-2376
                                     Phone:  248-540-2300
                                     Fax:    248-645-2690


TO:                                  From:
Pam Howell                           John Sharp, Esq.
Division of Corporation Finance

COMPANY:                             Date:
United States                        March 26, 2008
Securities & Exchange Commission

FAX NO:                              PAGES INCLUDING COVER:
202.772.9206

RE:                                  SENDER'S FILE NO:
Asia Automotive Acquisition          43147-001
Corporation

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See attached cover letter and changed pages.  The pages are marked for changes and the cover letter references the pages which refer to each comment. The changed pages are in numerical order as they appear in the Form S-4, not in the order they are referenced in the cover letter.

================================================================

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com

PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com


                           March 26, 2008

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

Re:     Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

     On behalf of Asia Automotive Acquisition Corporation (the "Company"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated
March 25, 2008. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Company's response.

=================================================================
General

1. We note the share repurchase. Please provide a more detailed explanation as to the reason for the share repurchase. Clarify when this repurchase will occur. Identify the parties from whom you may repurchase shares to the extent know. If you have entered into any agreements, please file as exhibits.

Response
1. The Company has modified the disclosures on pages 24 and 51 to provide an explanation for the share repurchase, and also identify the date of repurchase and that at this time, the Company have neither entered into any Share Repurchase Agreements nor identified the parties from whom we may repurchase shares.


2. Please update the disclosure throughout the prospectus as of the most recent practicable date. For example and without limitation, update the executive compensation disclosure and the beneficial ownership table.

Response
2. The Company has updated its disclosures to the most recent practicable date including, and Interests of AAAC Directors and Officers in the Equity Acquisition Proposal on pages 26 and 57. Executive Compensation on page 130, Certain Relationships and Related Transactions on page 133, Beneficial Ownership on pages 134-135, and Security Ownership of Officers and Directors of AAAC on page 136.


=================================================================
Selected Historical Financial Data, page 30

3. We note your response to comment two of our letter dated March
   18, 2008. Please reconcile each of the amounts disclosed as net loss per share for AAAC to the financial statements.

Response
3. The Company has reconciled the net loss per share for AAAC with the financial statements. See p. 31.


=================================================================
Unaudited Pro Forma Combined Financial Statements, page 109
Unaudited Pro Forma Condensed Combined Balance Sheet
(Minimum Approval Assumption)

4. We note your response to comment six and the related revision to your filing. We continue to note computational errors in your pro forma entries for additional paid in capital.
   Please revise.

Response
4. The Company has corrected the computational errors and revised the pro forma entries for additional paid in capital.
   See p.114


==================================================================
Hunan Tongxin Enterprise Co., Ltd.
Financial Statements Report of Independent Auditors

5. We note your response to comment ten and the related revision to your filing. Please advise your independent accountant that if they dual date their audit report, they must identify the specific items for which the report is being dual dated. Accordingly, their audit report should specifically note the items for which they are taking responsibility as of a date subsequent to their initial report date. Alternatively, they may date their entire audit report as of a later date.

Response

5. The auditor notes has dual dated its report to February 7, 2008. The changes only pertain to the reclassification of outbound freight from selling expense to cost of goods sold. See p. 351 of Prospectus and Proxy Statement, page FII-1.


6. In connection with the previous comment, please advise your independent accountant to revise their consent to refer to the date of their revised audit report.

Response
6. The independent accountant had revised its consent letter to refer to the February 7, 2008 date of the revised audit report. See Ex. 23.2 (final page).


==================================================================
Consolidated Statements of Operations

7. We note that you have made certain revisions to your consolidated statement of operations. However, it appears that there are a number of computational errors (e.g.- gross profit for the years ended December 31, 2004, 2005 and 2006, and pre-tax income and net income for the year ended December 31,
   2004). Please revise.

Response
7. The Company has corrected the computational errors and revised the Consolidated Statements of Operations. See p. 353 of
   Prospectus and Proxy Statement.


8. In connection with the previous comment, please revise any affected disclosures (e.g. selected historical financial data, management's discussion and analysis, etc.) in your filing to be consistent with the changes to your consolidated statements of operations.

Response
8. The Company has reconciled the affected disclosures with the historical financial data on page 31 and the MD&A on pages
   90-96.


===================================================================
Exhibits

9. As previously requested, the warrants are contractual obligations and therefore counsel must opine that the warrants are a legal binding obligation of the company under the state or jurisdiction contract law governing the warrant agreement. Please revise accordingly.

Response
9. Counsel has revised its opinion letter as follows:

   Upon the Merger becoming effective pursuant to the laws of the British Virgin Islands, the obligations of AAAC in respect of the Warrants, the Units and the AAAC Purchase Option Unit will be binding on the Company on the same terms thereof (save that the securities issuable thereunder shall be securities of the Company). Upon the Merger becoming effective, the Warrants will continue to be governed by the laws of the State of New York being the governing law of the AAAC Warrant Agreement and the AAAC Warrant Agreement will constitute the legal binding obligations of the Company.


Please call me directly at (248) 205-2747 with any questions or comments.


Sincerely,


/s/ John Sharp
    John Sharp

cc: Damon Cobert
    Pamela Howell
    Ethan Horowitz
    Bill Herren
    Rudy Wilson